

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

Via E-mail
Benjamin Leboe
Chief Financial Officer
Uranerz Energy Corporation
1701 East "E" Street, PO Box 50850
Casper, WY 82605-0850

> **Re:** **Uranerz Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **Correspondence dated February 11, 2013**
> **File No. 001-32974**

Dear Mr. Leboe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Description of Business page 5

1. Please explain the use of the term "commercial production" or remove it from your disclosure. As a company without a proven or probable reserve you must be in the exploration stage pursuant to Section (a)(4)(i) of Industry Guide 7.

2. Please revise to remove estimates of production tonnages that are based on mineral resources. In this regard we note your reference to 600,000 to 1,100,000 pounds per year of uranium.

Notes to the Consolidated Financial Statements

4. Construction in Progress, page F-11

3.   We have considered your response to prior comment 3, noting your conclusion that the costs incurred for your processing facility are capitalized under the provisions of CON 6 and ASC 360 based on your assertion that these costs were incurred for probable future economic benefits. We do not agree with your position that these costs are recoverable through processing of uranium enriched solution obtained from your properties because you do not have proven or probable reserves established on your properties. We believe the future economic benefits are uncertain when you do not have proven and probable mineral reserves being established. We also note your considerations to recover the processing facility costs through providing processing services to other mining companies, sale of the facility to a 3rd party, or a combination of these alternatives. To demonstrate your ability to recover the processing facility costs through alternative future use, please provide us with your detailed internal analysis of the expected proceeds and associated costs from each of the alternative future use considered. In your response, please provide contracts, letters of intention, or other compelling evidence to support your assumptions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

                            Sincerely,

                            /s/Tia L. Jenkins

                            Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel, and
                            Mining